Exhibit 8.1

June 2, 2005

Medicore, Inc.
2337 West 76th Street
Hialeah, Florida 33016

Ladies and Gentlemen:

We have acted as special tax counsel to Medicore, Inc. (“Medicore”), in connection with its proposed merger with Dialysis Corporation of America (“Dialysis”), as described herein (the “Merger”). Medicore has requested our opinion concerning certain federal income tax consequences of the Merger.

Facts

Medicore is a publicly held medical products and services company organized under the laws of the State of Florida. The authorized capital stock of Medicore consists of 12,000,000 shares of common stock, par value $0.01 per share (“Medicore Stock”). As of April 30, 2005, there were outstanding 7,132,434 shares of Medicore Stock.

Dialysis is a publicly held medical services company organized under the laws of the State of Florida. The authorized capital stock of Dialysis consists of 20,000,000 shares of common stock, par value $0.01 per share (“Dialysis Stock”). As of April 30, 2005, there were outstanding 8,661,815 shares of Dialysis Stock.

As of April 30, 2005, Medicore held 4,821,244 shares of Dialysis Stock, constituting approximately 56% of the then outstanding Dialysis Stock. Excluding its ownership interest in Dialysis, Medicore’s principal business and investment activities consist of (i) operating its medical products division, which develops and distributes medical products; (ii) holding 2,200,000 shares of the stock of Linux Global Partners, Inc., which invests in Linux software companies; (iii) holding 775,000 shares, or approximately 1%, of the stock of Xandros, Inc., which develops Linux software products; and (iv) owning land and two buildings in Hialeah, Florida, which it leases to Simclar, Inc., its former subsidiary. In addition, Medicore’s assets include (i) a royalty agreement with Viragen, Inc., its former subsidiary; and (ii) $4 million to $5 million of net cash and cash equivalents.

Dialysis’s business and investment activities consist of (i) operating 23 outpatient kidney-dialysis facilities in Georgia, Maryland, New Jersey, Ohio, Pennsylvania, South Carolina, and Virginia, which provide dialysis treatments and ancillary services to patients suffering from chronic kidney failure; (ii) providing acute inpatient dialysis treatments in hospitals; (iii) providing homecare services; and (iv) providing dialysis center management services.

1114 Avenue of the Americas, New York, NY 10036-7798

Phone: (212) 479-6000 · Fax: (212) 479-6275

Medicore, Inc.
June 2, 2005

The Boards of Directors of Medicore and Dialysis believe that the Merger of Medicore and Dialysis will simplify the corporate structures; cause the controlling interest in Dialysis to be held by the public rather than by a single controlling shareholder; provide greater market recognition and wider public distribution of Dialysis Stock; and provide Dialysis with additional capital resources that will be utilized in expanding its business, including Dialysis’s acquisition of a medical products division that can be beneficially integrated into and expanded for Dialysis’s supply operations.

The Merger

Medicore will be merged with and into Dialysis under Florida law pursuant to an Agreement and Plan of Merger between Medicore and Dialysis dated as of June 2, 2005 (the “Merger Agreement”). Dialysis will survive the Merger, and the separate corporate existence of Medicore will cease. The business and investment activities of Medicore will be continued by Dialysis in a substantially unchanged manner.

At the effective time of the Merger (the “Effective Time”), each share of Medicore Stock issued and outstanding immediately prior to the Effective Time, other than shares held by shareholders who have timely and properly exercised dissenters’ rights (“Dissenting Shareholders”), will be converted, by operation of law, into 0.68 share of Dialysis Stock. The conversion ratio is subject to adjustment based on stock splits, dividends, combinations, reclassifications, recapitalizations, exchanges of shares, and standard anti-dilution provisions.

No fractional shares of Dialysis Stock will be issued in the Merger. Instead, each shareholder of Medicore who would otherwise have been entitled to receive a fraction of one share of Dialysis Stock (after taking into account all certificates delivered by such shareholder) will receive an amount of cash equal to such fraction multiplied by the average of the closing sale price of a share of Dialysis Stock for the five trading days ending on the third trading day immediately preceding the Effective Time.

Dissenting Shareholders, if any, will be entitled to receive payment for their Medicore Stock from Dialysis.

The following representations have been made in connection with the Merger:

(a)	The fair market value of the Dialysis Stock received by each Medicore shareholder will be approximately equal to the fair market value of the Medicore Stock surrendered in exchange therefor.

(b)
The payment of cash in lieu of fractional shares of Dialysis Stock will be solely for the purpose of avoiding the expense and inconvenience to Dialysis of issuing fractional shares and does not represent separately bargained-for consideration. Such cash will not exceed 1% of the total consideration paid to effect the Merger.

Medicore, Inc.
June 2, 2005

(c)
No shareholder of Medicore will receive consideration prior to the Merger, either in a redemption of Medicore Stock or in a distribution with respect to Medicore Stock, that is treated as other property or money received in the Merger under section 356 of the Code,[1] or would be so treated if the shareholder also received Dialysis Stock in exchange for Medicore Stock in the Merger.

(d)
Except with respect to fractional shares or shares held by Dissenting Shareholders, no shareholder of Medicore will receive consideration in connection with the Merger other than Dialysis Stock. There is no plan or intention for Dialysis, or any person related to Dialysis within the meaning of Treas. Reg. § 1.368-1(e)(3), to redeem or otherwise reacquire, with consideration other than Dialysis Stock, either directly or through any transaction, agreement, or arrangement with any other person, shares of Dialysis Stock received by the shareholders of Medicore in the Merger.

(e)
Dialysis has no plan or intention to sell or otherwise dispose of any of the assets of Medicore acquired in the Merger, except for dispositions made in the ordinary course of business and transfers described in section 368(a)(2)(C) of the Code.

(f)
Following the Merger, Dialysis will continue a significant line of Medicore’s historic business or use a significant portion of Medicore’s historic business assets in a business within the meaning of Treas. Reg. § 1.368-1(d), and it will continue a significant line of its own historic business or continue to use a significant portion of its historic business assets in a business within the meaning of Treas. Reg. § 1.368-1(d).

(g)
The liabilities of Medicore assumed by Dialysis and the liabilities to which the assets of Medicore transferred to Dialysis are subject will have been incurred by Medicore in the ordinary course of its business.

(h)	Medicore, Dialysis, and the shareholders of Medicore will pay their respective expenses, if any, incurred in the connection with the Merger.

(i)	There is no intercorporate indebtedness existing between Medicore and Dialysis that was issued or acquired, or will be settled, at a discount.

(j)	None of the parties to the Merger is an investment company as defined in section 368(a)(2)(F)(iii) of the Code.

(k)	Medicore is not under the jurisdiction of a court in a title 11 or similar case within the meaning of section 368(a)(3)(A) of the Code.

1 Except as otherwise indicated, all section references are to the Internal Revenue Code of 1986, as amended (the “Code”), or the regulations thereunder, as in effect on the date hereof.

Medicore, Inc.
June 2, 2005

(l)
The fair market value of the assets of Medicore transferred to Dialysis will equal or exceed the sum of the liabilities assumed by Dialysis, plus the liabilities, if any, to which the transferred assets are subject.

Opinion

Our conclusions as expressed in this letter have been reached on the basis of the facts and representations set forth herein and such analysis of the law as we have deemed necessary. Based solely on the foregoing, and provided that the Merger qualifies as a statutory merger under Florida law, it is our opinion that the Merger will constitute a reorganization within the meaning of section 368(a)(1)(A) of the Code and that Medicore and Dialysis will each be “a party to a reorganization” within the meaning of section 368(b) of the Code.

Accordingly, it is our opinion that:

(a)	No gain or loss will be recognized by Medicore on the transfer of all of its assets to, and the assumption of its liabilities by, Dialysis (sections 361(a) and 357(a) of the Code).

(b)
No gain or loss will be recognized by Dialysis on its receipt of all of the assets of Medicore in exchange for Dialysis Stock and its assumption of all of the liabilities of Medicore (section 1032 of the Code).

(c)
The bases of the assets of Medicore received by Dialysis will be the same, in each instance, as the bases of such assets in the hands of Medicore immediately before the Merger (section 362(b) of the Code).

(d)	The holding periods of the assets of Medicore received by Dialysis will include, in each instance, the periods during which such assets were held by Medicore (section 1223(2) of the Code).

(e)
Dialysis will succeed to and take into account those items of Medicore described in section 381(c) of the Code, subject to the conditions and limitations specified in sections 381, 382, 383, and 384 of the Code and the regulations thereunder.

(f)
No gain or loss (other than with respect to cash received in lieu of fractional shares of Dialysis Stock) will be recognized by the shareholders of Medicore on the exchange of their shares of Medicore Stock for Dialysis Stock (including fractional share interests deemed received in the exchange) (section 354(a)(1) of the Code).

(g)
Where fractional share interests, if any, to which each Medicore shareholder would otherwise be entitled are aggregated to form whole shares and each shareholder receives a cash payment in lieu of a fractional share interest for no more than a single share, the payment of cash in lieu of a fractional share of Dialysis Stock will be treated as if the fractional share were distributed as part of the exchange and then redeemed by Dialysis. The cash payment will be treated as having been received as a distribution in full payment in exchange for the stock redeemed as provided in section 302(a) of the Code (Rev. Rul. 66-365, 1966-2 C.B. 116; Rev. Proc. 77-41, 1977-2 C.B. 574).

Medicore, Inc.
June 2, 2005

(h)
The basis of the Dialysis Stock received (including fractional shares deemed received) by the shareholders of Medicore will, in each instance, be the same as the basis of the shares of Medicore Stock surrendered in exchange therefor (section 358(a)(1) of the Code).

(i)
The holding period of the Dialysis Stock received (including fractional shares deemed received) by the shareholders of Medicore will, in each instance, be the same as the holding period of the shares of Medicore Stock surrendered in exchange therefor, provided such shares are held as a capital asset on the date of the exchange (section 1223(1) of the Code).

This opinion is limited to the federal laws of the United States and is solely for the benefit of Medicore. This opinion addresses the tax consequences to Medicore, Dialysis, and the shareholders of Medicore and does not address any tax consequences to any other person. This opinion does not address any reporting requirements that may be applicable. This opinion is not binding on the Internal Revenue Service (the “IRS”) or the courts, and it is possible that the IRS or a court might not agree with our conclusions as stated herein. This opinion is based solely upon an analysis and interpretation of current U.S. federal income tax laws, including an analysis of existing statutory and regulatory provisions as interpreted by the courts as of the date of this opinion. Those laws are subject to change and any such changes might be effective retroactively and might cause the U.S. federal income tax treatment of the issues described herein to be different from the treatment described herein. We assume no responsibility for keeping you apprised of any developments in applicable law that occur subsequent to the date of this opinion. Our opinions are based on our understanding of the facts as stated in the opinion. We have no reason to believe that such facts are misstated, and we believe that our reliance upon such facts is reasonable. Nevertheless, our opinions cannot be relied upon if any of the representations or factual statements set forth herein are, or later become, inaccurate. We express no opinions other than the opinions explicitly set forth above.

Very truly yours,
/s/ Kronish Lieb Weiner & Hellman LLP